UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If “Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the “Company”) dated November 19, 2007, announcing the Company’s successful completion of its 3.2 million new share issue.

Exhibit   99.1

Golar LNG - successfully completes new share issue

Golar LNG Limited (the “Company”) is pleased to advise that the Company on 16 November 2007 successfully completed a private placement of a total of 3.2 million new shares at a subscription price of NOK133.00 per share. Gross proceeds from the equity issue amounted to NOK425.6 million (equivalent to approximately US$77.5 million). The total number of shares outstanding after the issue will be 67,576,866. The share issue was well oversubscribed.

The net proceeds from the private placement will be used to finance the equity portion of the purchase of the LNG Carrier “Granatina”. The Company sees this addition to its fleet as an attractive platform for the pursuit of further growth opportunities. Since this vessel is a sister ship of the Golar Winter, which is scheduled to be converted to a FSRU, the vessel is particularly well suited to FRSU projects.

Hemen Holding Limited, a company indirectly controlled by the Company’s chairman, John Fredriksen, underwrote the whole issue. No compensation was paid for the underwriting. World Shipholding Ltd, a company indirectly controlled by John Fredriksen, has increased its shareholding with 413,000 shares in connection with the issue. World Shipholding Ltd will after this control a total of 31,065,000 shares constituting 46.0 percent of the issued share capital.

Allocations will be communicated today. Payment date is set to Thursday 22 November 2007. The Managers intend to facilitate settlement by way of delivery of existing shares in the Company that are already listed on the Oslo Stock Exchange pursuant to a Stock Lending agreement entered into between the Managers and World Shipholding Ltd. Please note that shares subscribed for in reliance on Reguation S under the United States Securities Act of 1933 (as amended) may for a period of 40 days from the closing of the placement only be traded on the Oslo Stock Exchange.

The share issue was managed by Carnegie ASA and Fearnley Fonds ASA.

Golar LNG Limited
Hamilton, Bermuda.
November 19, 2007.

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date:	January 3, 2008	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

SK 03849 0004 842888